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                            October 16, 2023

       Sze Ho Chan
       Chief Executive Officer
       Garden Stage Limited
       Room 201, 2/F, China Insurance Group Building
       141 Des Voeux Road Central
       Central, Hong Kong

                                                        Re: Garden Stage
Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed October 5,
2023
                                                            File No. 333-273053

       Dear Sze Ho Chan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Cover page

   1. Please disclose here how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong
have or may impact your ability to conduct your business, accept foreign investments, or
list on a U.S. or foreign exchange.
       Taxation
       Hong Kong Taxation, page 159

   2.                                                   Please revise to
provide:
                                                            disclosure about
the impact on you of China   s Enterprise Income Tax Law (   EIT
                                                            Law   ) which
imposes a withholding income tax of 10% on dividends distributed by a
                                                            Foreign Invested
Enterprises (   FIE   ) to its immediate holding company outside of
                                                            Mainland China and
a lower withholding income tax rate of 5% applied if the FIE   s
 Sze Ho Chan
Garden Stage Limited
October 16, 2023
Page 2
          immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution; and
            disclosure about the impact on you of the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation
          and the Prevention of Fiscal Evasion with respect to taxes on Income which took effect in the PRC on January 1, 2007.

       Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.



                                                         Sincerely,
FirstName LastNameSze Ho Chan
                                                         Division of
Corporation Finance
Comapany NameGarden Stage Limited
                                                         Office of Finance
October 16, 2023 Page 2
cc:       Yarona L. Yieh, Esq.
FirstName LastName